Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal, QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES TO WEBCAST PRESENTATION AT THE AMERICAN STOCK EXCHANGE PRECIOUS AND BASE METALS INVESTORS CONFERENCE

MONTREAL, Canada, April 9, 2007 – Richmont Mines Inc. (AMEX and TSX: RIC), a gold exploration, development and mining company, announced today that Mr. Martin Rivard, President and CEO, will present at the American Stock Exchange Fourth Annual Precious and Base Metals Investor Conference at the New York Marriott Financial Center Hotel in New York City beginning at 4:15 p.m. ET on Thursday, April 12, 2007.

A live webcast of the presentation, along with presentation materials, will be available on the Company's website at: www.richmont-mines.com. If you are unable to listen to the live presentation, an archive will be available on Richmont Mines’ website in the Investor section.

About Richmont Mines Inc.

Richmont Mines explores, develops and produces gold currently in Northeast Canada. Since its incorporation in 1981, Richmont Mines has produced over 900 thousand ounces of gold from its operations. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized resources on properties owned and acquire or develop partnerships to expand its reserve base. Richmont’s competency is in developing advanced projects to production as a result of its mining operations.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone: (514) 397-1410	Telephone: (716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Listings: TSX-AMEX

Web Site: www.richmont-mines.com